SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated March 13, 2008, entitled “Mobile Music Everywhere — Spreadtrum, Amoi and Kuro Jointly Promote the “Kangxi Live Show” Concert in Shanghai on March 15.”

Exhibit 99.2:	Press release, dated March 17, 2008, entitled “Stars Gathered for a New Mobile Music Experience Sponsored by Spreadtrum, Amoi and Kuro.”

Exhibit 99.3	Press release, dated March 17, 2008, entitled “Spreadtrum Communications Announces Share Repurchase Program.”

Exhibit 99.4	Press release, dated March 19, 2008, entitled “Spreadtrum to Display Its New AVS Solutions at the 16th Annual China Content Broadcasting Network Exhibition— ‘Innovation Leads to an Enhanced Audio Visual Experience.’”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: March 19, 2008

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated March 13, 2008, entitled “Mobile Music Everywhere — Spreadtrum, Amoi and Kuro Jointly Promote the “Kangxi Live Show” Concert in Shanghai on March 15.”

Exhibit 99.2:	Press release, dated March 17, 2008, entitled “Stars Gathered for a New Mobile Music Experience Sponsored by Spreadtrum, Amoi and Kuro.”

Exhibit 99.3	Press release, dated March 17, 2008, entitled “Spreadtrum Communications Announces Share Repurchase Program.”

Exhibit 99.4	Press release, dated March 19, 2008, entitled “Spreadtrum to Display Its New AVS Solutions at the 16th Annual China Content Broadcasting Network Exhibition— ‘Innovation Leads to an Enhanced Audio Visual Experience.’”

Exhibit 99.1

Mobile Music Everywhere

Spreadtrum, Amoi and Kuro Jointly Promote the “Kangxi Live Show”

Concert in Shanghai on March 15

Shanghai, China, March 14, 2008—Spreadtrum Communications (Nasdaq: SPRD), Amoi Electronics (stock code: 600057) and Kuro today announced their joint participation in the “Kangxi Live Show” concert to held at Shanghai Stadium on March. 15, 2008. The concert, hosted by Taiwan’s popular TV hosts Dee Hsu (aka “Little S”) and Kevin Tsai, features performances by up-and-coming young artists, such as Jolin Tsai, Alan Luo and Rainie Yang. This joint promotion expands upon the group’s new integrated music service concept “Mobile Music Everywhere” for this Olympic year, and follows the joint launch in January by Spreadtrum, Amoi and Kuro of China’s first solution for music phones offering copyrighted music downloaded to the handset.

“Mobile Music Everywhere” is a new integrated music service concept created by Spreadtrum, Amoi and Kuro, to offer copyrighted music service to handsets in China, and was designed to address the growing wireless mobile music market. With mobile music increasing in popularity, music optimized phones are becoming the favored device for the mobile music by consumers. Spreadtrum, as one of China’s leading wireless baseband chipset providers, has been committed in its efforts to the continual development and innovation of wireless communications products to help continuously push convergence and advancement of the communications industry. The cooperation of Spreadtrum, Amoi and Kuro to release China’s first mobile phone solutions offering copyrighted music and integrated music services not only provides a new business model for convergence and cooperation across industry segments, but is expected to be a good catalyst for China’s domestic music service as well. Kuro is a music service provider, legally authorized by most record companies for millions of online copyrighted songs, providing high quality music download services. Through their cooperation, Spreadtrum has embedded Kuro’s services onto its chipset platform, so mobile phones equipped with Spreadtrum’s chips can enable the functions of a multimedia player and online music download services. As one of China’s leading handset manufacturers, Amoi A636 phone is the first to deploy this combination of new functions and download services, allowing music fans to listen to and download copyrighted music. At the same time, the A636 phone is a portable karaoke music device with high quality original music and celebrity photographs, helping users to learn to new songs and become a better karaoke singer in a very short time. In order to better promote the idea that “high quality music is portable”, as one of the special co-sponsors of the “Kangxi Live Show” concert, Kuro will distribute complimentary tickets and commemorative cards before the concert, to help make the concept of “Mobile Music Everywhere” more impressive.

Dr. Ping Wu, President and CEO of Spreadtrum, said that Spreadtrum is very delighted to take part in this concert with Amoi and Kuro. “Mobile Music Everywhere” is Spreadtrum’s concept for integrated service for China’s large quantity of consumers of music mobile phones. Different from the other modes of music service in China, it utilizes the convergence of the ‘4Cs’ — Communication, Chip, Content and Copyright to promote China’s music phones and copyright protected music. Spreadtrum’s desired goal is to bring richer musical experiences to mobile handset users – to enjoy life with mobile music anytime, anywhere.

Huang Aiping, the vice president of Amoi, pointed out that: “As a leading domestic handset manufacturer, Amoi aims to be an outstanding provider to the music market segment of handsets. It always stands in the front line of the tide of music handsets. From monosyllabic times to the polyphonic era, Amoi has developed a series of products focusing on the consumer’s growing demands, and strives to introduce outstanding products which can bring richer musical experiences to consumers. Amoi hopes that this great concert brings not only hot live music but also happy experiences of enjoying mobile music to all the music fans”.

The president of iPeer Multimedia International Ltd., Zheng Qicheng, added that, “Beijing Kuro Times Tech. Co., Ltd. is the partner of iPeer Multimedia International Ltd. in China. It is our honor to care, support and develop China’s mobile digital music jointly with Spreadtrum and Amio. Adhering to its idea of ‘Protect copyright and repay to consumers’, Kuro will cooperate with more handset manufactures to provide high quality digital music for extensive internet users to listen to and download in the future. In line with the innovated concept of creating “healthy music”, our aim is to enable everyone to enjoy delightful musical experience anytime anywhere. At the same time, Kuro hopes that China’s digital music industry will step onto an optimum way and develop under healthy and well-organized conditions”.

About Spreadtrum:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

For more information, please check: http://www.spreadtrum.com

About Amoi:

Amoi Electronics Co., Ltd. (“Amoi”, stock code: 600057), is a listed public company since 1997 on the Shanghai Stock Exchange, and employees a staff of 20,000 with total assets of RMB4.3 billion. Taking the development, manufacturing and sales of mobile communication products as its main business, Amoi has also realized a 3C (Communication, Consumer Electronics and Computer) integration. Amoi Electronic Town in Xiamen, now the production base of Amoi, occupies around 400,000sqm and has production lines adopting the most advanced and complete manufacturing facilities among China 3C enterprises, including 29 SMT lines and 95 plastic injection equipments. At present, Amoi has reached an annual production capacity of 10 million mobile phones and 2 million others. In addition to a full line of mobile phones, Amoi offers LCD TVs, which are widely welcomed in the television market both in and out of China, and notebook PCs in a special pattern of ODM. In terms of technical research and development, there’re three R&D centers founded, respectively in Xiamen, Shanghai and Nanjing, with a staff of around 1,200. To better serve the markets, 30 branches and 300 offices have been put into operation domestically around China, and overseas subsidiaries have been established, firstly in Singapore and the United States, later in the UK, and then in Belgium. Now, Amoi is providing tailor-made 2.5G and 3G phones for leading operators around the globe.

As one of China 3C enterprises with the best R&D and technical capability, Amoi always takes innovation as the core concept running through its technical research & development, product design, and marketing. AMOI insists on customer orientation, and will, through continuous innovation, bring more convenience and happiness to the consumers by providing electronics products with high tech, quality and taste.

To better adapt itself to the changes of industrial environment and customer demands taken place during the past few years, Amoi released its new logo and slogan in mid-2007. The new slogan “touching your future” expresses Amoi’s faith and decision to be ceaselessly enterprising and innovative, thus to create a more fashionable lifestyle for the consumers.

About Kuro:

Beijing Kuro Times Tech Co., Ltd. is a digital multimedia content service providing company. Its main business is to create user-friendly driven service, deliver e-CD formatted legal contents with very powerful portable devices download capability.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the ability of the new solution of music phones offering copyrighted music to bring richer musical experiences to mobile handset users and to allow consumers to enjoy delightful musical experience anytime anywhere. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and Spreadtrum’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, uncertainty regarding the timing and pace of the market demand and acceptance for music phones offering the capability of downloading copyrighted music; continued competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile handsets; the state of and any change in Spreadtrum’s relationships with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

For more information, please contact:

Media Contact:

William Shi

Spreadtrum Communications

Tel: +86-10-62702988 x217

Email: william.shi@spreadtrum.com

Exhibit 99.2

Stars Gathered for a New Mobile Music Experience Sponsored by

Spreadtrum, Amoi and Kuro

“Kangxi Live Show – 2008 Thankful Heart in Loving House – Shanghai Concert” was held at Shanghai Stadium on Mar. 15, 2008. This concert was hosted by Taiwan’s popular TV hosts Dee Hsu (aka “Little S”) and Kevin Tsai, and features performances by up-and-coming young artists, such as Jolin Tsai, Alan Luo and Rainie Yang. Sponsored by Spreadtrum Communications (Nasdaq: SPRD), Amoi Electronics (stock code: 600057), and Kuro, the concert attracted numerous fans not only for the hot program “Kangxi Live Show” and the performing artists from Taiwan, but also for the new experience of “Mobile Music Everywhere”.

Commemorative cards were presented at the “Kangxi Live Show” event and were special gifts that Kuro prepared for the Concert, which give people free membership to Kuro’s website and allow them to download 250 copyrighted songs from its huge database. People may then download these copyrighted songs to Amoi’s mobile phones, equipped with Spreadtrum’s chips, and enjoy them “anywhere, anytime”.

Dr. Ping Wu, President and CEO of Spreadtrum said, “This concert is another promotion focused on our theme of enabling “Mobile Music Everywhere” and follows the joint launch in January by Spreadtrum, Amoi and Kuro of China’s first solution for music phones offering copyrighted music downloaded to the handset. By leveraging our advanced technology and innovation thinking in wireless communication, multi-media mobile chips, and customized software Spreadtrum was able to build a stable hardware platform for digital mobile music service in China and pioneer the concept of ‘Mobile Music Everywhere’.”

As a major manufacturer of mobile phones in China, Amoi is committed to bringing consumers with a richer product experience. For many years, its music phones, GPS phones, and smart phone series have taken consumer requirements into account, with an added focus on differentiated experience and interactive marketing. Consequently, Amoi has succeeded in several segments of the market and gained much praise for its innovation. Now, Amoi continues that differentiated product roadmap by joining with Spreadtrum and Kuro, to integrate the whole food chain of chipset, terminal and service, into 2008’s first key mobile terminal product— the karaoke music phone series. Besides the new music experience, Amoi will reinforce this interactive music experience with consumers through participating in more entertainment activities such as live show.

“Mobile Music Everywhere” is an integrated music service concept created by Spreadtrum and is designed for the growing number of music mobile phones used by consumers in China. Different from the other current modes of music service in China, “Mobile Music

Everywhere” utilizes the convergence of the ‘4Cs’ — Communication, Chip, Content and Copyright to promote China’s music phones and copyright protected music. In January of this year, Amoi unveiled its new portable karaoke music phones, the A616 and A636, as China’s first solution for music phones offering copyrighted music, with Spreadtrum chips enabling both models. The concert highlights a new music service mode for handsets, which are based on Spreadtrum’s chips, carried by Amoi’s portable karaoke music handsets and embedded with Kuro’s service. In this service mode, the powerful chip developed by Spreadtrum enables decoding digital music, displaying photographs of celebrities and synchronizing lyrics. We can say with proud that Spreadtrum’s chip is the key to “Mobile Music Everywhere.” And Amoi’s portable karaoke music phones equipped with Spreadtrum’s chip bestow unique musical experience on users

Spreadtrum believes that people will be able to enjoy mobile music anytime, anywhere in the near future. Spreadtrum, Amoi and Kuro will commit themselves to this project to help bring handset consumers richer musical experiences in China.

About Spreadtrum:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

For more information, please check: http://www.spreadtrum.com

About Amoi:

Amoi Electronics Co., Ltd. (“Amoi”, stock code: 600057), is a listed public company since 1997 on the Shanghai Stock Exchange, and employees a staff of 20,000 with total assets of RMB4.3 billion. Taking the development, manufacturing and sales of mobile communication products as its main business, Amoi has also realized a 3C (Communication, Consumer Electronics and Computer) integration. Amoi Electronic Town in Xiamen, now the production base of Amoi, occupies around 400,000sqm and has production lines adopting the most advanced and complete manufacturing facilities among China 3C enterprises, including 29 SMT lines and 95 plastic injection equipments. At present, Amoi has reached an annual production capacity of 10 million mobile phones and 2 million others. In addition to a full line of mobile phones, Amoi offers LCD TVs, which are widely welcomed in the television market both in and out of China, and notebook PCs in a special pattern of ODM. In terms of technical research and development, there’re three R&D centers founded, respectively in Xiamen, Shanghai and Nanjing, with a staff of around 1,200. To better serve the markets, 30 branches and 300 offices have been put into operation domestically around China, and overseas subsidiaries have been established, firstly in Singapore and the United States, later in the UK, and then in Belgium. Now, Amoi is providing tailor-made 2.5G and 3G phones for leading operators around the globe.

As one of China 3C enterprises with the best R&D and technical capability, Amoi always takes innovation as the core concept running through its technical research & development, product design, and marketing. AMOI insists on customer orientation, and will, through continuous innovation, bring more convenience and happiness to the consumers by providing electronics products with high tech, quality and taste.

To better adapt itself to the changes of industrial environment and customer demands taken place during the past few years, Amoi released its new logo and slogan in mid-2007. The new slogan “touching your future” expresses Amoi’s faith and decision to be ceaselessly enterprising and innovative, thus to create a more fashionable lifestyle for the consumers.

About Kuro:

Beijing Kuro Times Tech Co., Ltd. is a digital multimedia content service providing company. Its main business is to create user-friendly driven service, deliver e-CD formatted legal contents with very powerful portable devices download capability.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the ability of Spreadtrum to build a stable hardware platform for digital mobile music service in China and pioneer the concept of ‘Mobile Music Everywhere’, the powerful function of Spreadtrum chips, and the ability of the new solution of music phones to allow people to enjoy delightful musical experience anytime anywhere and to bring richer musical experiences to the Chinese Mobile handset users. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and Spreadtrum’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, uncertainty regarding the timing and pace of the market demand and acceptance for music phones offering the capability of downloading copyrighted music; continued competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile handsets; the state of and any change in Spreadtrum’s relationships with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

For more information, please contact:

Media Contact:

William Shi

Spreadtrum Communications

Tel: +86-10-62702988 x217

Email: william.shi@spreadtrum.com

Exhibit 99.3

Spreadtrum Communications Announces Share Repurchase Program

Shanghai, China, March 17, 2008 – Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced that its Board of Directors has authorized a share repurchase program under which the Company may buy back up to US$20 million of its American Depositary Shares (“ADSs”) pursuant to a U.S. Securities and Exchange Commission (“SEC”) Rule 10b5-1 repurchase plan. A Rule 10b5-1 repurchase plan would allow the Company to repurchase its shares at times when it ordinarily would not be in the market because of self-imposed trading blackout periods. Repurchases under the plan may be conducted at any time, subject to the parameters set forth in the plan, commencing on April 2, 2008. The program does not obligate the Company to repurchase a minimum number of shares, and the program may be modified, suspended, or discontinued without prior notice. The Company expects that part of the repurchase will offset the dilutive impact from shares issued to Quorum Systems’ shareholders in conjunction with the Quorum Systems acquisition.

Dr. Ping Wu, Chairman & Chief Executive Officer, said, “We believe a share repurchase program at this time is a good use of our cash and reflects our commitment to creating shareholder value. Management and the Board of Directors of Spreadtrum believe that the market price of its stock does not reflect the inherent long-term value of the Company or its roadmap. We had $157 million in cash and cash equivalents at the end of 2007. Even after paying for our recent acquisition of Quorum Systems and for this repurchase program, we expect to continue to have enough resources to fund our ongoing R&D efforts and capital expenditures.”

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding our share repurchase program, the Company’s cash resources following the conclusion of the repurchase program and the inherent long-term value of the Company or its roadmap. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the state of and any change in the Company’s relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file or furnish with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:

Investor Relations

Tel: +86 21 5080 2727 x2268

E-mail: ir@spreadtrum.com

Exhibit 99.4

Spreadtrum to Display Its New AVS Solutions at the 16th Annual China Content Broadcasting Network Exhibition

—“Innovation Leads to an Enhanced Audio Visual Experience”

Beijing, China, March 19th, 2008—Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced its participation at the 16th Annual China Content Broadcasting Network Exhibition (CCBN2008) held from March 21st to March 23rd, 2008, in Beijing, and where it will demonstrate its new AVS solutions in its booth (No. 7004 in the 7th Building). During this exhibition, Spreadtrum plans to highlight its “innovation leads to an enhanced audio visual experience” theme by displaying its AVS solutions based on the second generation AVS source coding-decoding standards independently created by China. The solutions on display will include the world’s first commercial AVS audio/video decoder chip, the SV6111, that Spreadtrum launched on August 2007 and the SV6100, which are expected to be released into the market in the near future. During the same exhibition, Spreadtrum will demonstrate IPTV systems (SD) and DVB-C Digital TV systems (SD/HD) based on the two chips.

CCBN2008 is an annual world-class conference for industry professionals, sponsored by the State Administration of Radio, Film and Television (SARFT), and primarily organized by the Academy of Broadcasting Science of SARFT and China Cable Broadcasting Network Ltd. Since its successful first show in 1993, CCBN has already become one of the largest exhibitions of digital television (DTV) and broadband network industries both in Asia and the world. This year, the Exhibition will be grandly held at the China International Exhibition Center in Beijing from March 21st to March 23rd, 2008.

As one of China’s leading wireless baseband chipset providers, Spreadtrum also spends quite a lot of effort on AVS technology research and product development. In August 2007, Spreadtrum launched its first audio and video decoder chip, the SV6111 (SoC), which was the world’s first commercial AVS audio/video decoder chip. The SV6111 product includes all of the decoding functions required by the AVS standard (Part2, JIZHUN6.0), while at the same time supporting MPEG-2 specifications (MP@HL). The SV6111 also contains key functions designed to support both current and future digital TV set-top boxes (STB), and includes innovations in its architect, hardware, software design and other aspects. In October 2007, set-top boxes (STB) using Spreadtrum’s SV6111 chip solutions were the first to successfully pass the first commercial trial tests based on the AVS standard conducted by China Netcom (CNC) in Dalian and the only ASIC-based solutions that adopted AVS standards among participating manufacturers in the tests. In addition, Spreadtrum’s soon to be released STB decoder core chip, the SV6100, also supports AVS and MPEG-2 standards, while featuring the combination of a high performance transport processor, video/audio decoder and a display controller with scaling. Utilizing advanced technology that integrates critical software with the hardware processing system, Spreadtrum’s SV6100 combines strong processing capabilities with multimedia functions to produce a robust commercial solution with low cost and low power consumption. Both of these chips (the SV6111 and SV6100) can be applied to IPTV, cable digital TV, digital satellite TV, and DMB-T transmission standards based products.

“We are very delighted to reveal Spreadtrum’s new AVS products at CCBN2008”, expressed by Dr. Ping Wu, President and CEO of Spreadtrum. “Spreadtrum is a fabless semiconductor company that develops chipset processor solutions including software and platforms for the wireless communications and multimedia market. As a global focused company, we are using our technology to push both the advancement of wireless communications and multimedia terminals. Spreadtrum has been devoted to the research and product development of AVS technology, the second generation source coding-decoding standard independently created by China. This shows Spreadtrum’s strong support of Chinese self-developed standards, after its success in developing the world’s first single-chip TD-SCDMA solution. AVS is another progressive step in the development of China’s independently created source code standards, and a significant effort to advancing the overall information industry, too.”

About Spreadtrum:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

For more information, please check: www.spreadtrum.com

Media Contact: William Shi

Email: news@spreadtrum.com

Tel: +86-10-62702988

About AVS:

For more information on AVS, please go to the Audio and Video Coding Standard Workgroup of China, at http://www.avs.org.cn/en/.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, Spreadtrum’s role in the development of China’s independently created source code standards, and a significant effort to the overall information industry. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and Spreadtrum’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for audio/video products; uncertainty regarding the timing and pace of the commercial deployment of AVS-based products in China; Spreadtrum’s ability to sustain its development in AVS semiconductor chips; and the state of and any change in Spreadtrum’s relationships with its major customers. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.